March 23, 2022

Tim Worthington Attorney, Disclosure Review and Accounting Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Worthington:

On January 12, 2022, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Volt Web3 ETF (the “Fund”), filed post-effective amendment no. 31 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add a new series to the Trust. On February 25, 2022, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Fund Name

Comment 1. The Staff notes that the Fund has not adopted a policy to invest at least 80% of the Fund’s assets in Web3 companies. In the absence of such investment policy, please explain why the Fund’s name is not misleading.

Response. The Registrant has revised its principal investment strategy (added text is underlined and deleted text is struck):

~~Under normal circumstances, the Fund invests primarily in equity securities of U.S. and foreign Web3 companies. Web3 companies are companies that the sub-adviser believes are expected to focus on and benefit from the development of new products or services, technological improvements and innovative approaches related to innovation in the operation of the internet, which is referred to as the “Web3” internet and may include metaverse companies (“Web3 Companies”).~~

March 23, 2022

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of domestic and foreign Web3 companies. The sub-adviser analyzes companies for their current and future potential to earn profits or generate revenue from their activities or provision of products, services, technologies, or technological capabilities to enable Web3, and benefit from its generated revenues (“Web3 Companies”). The Web3 Companies selected for inclusion in the Fund are companies engaged in activities that fall into one or more categories identified and described below. These categories, which may change over time as technology and consumer behavior evolves, are determined through analyses by the sub-adviser, using information from corporate announcements and filings, patent filings, third-party industry assessments, third-party usage data and metrics, scientific and technology updates, executive presentations and consumer interviews. Currently, the eight categories and their descriptions are as follows:

•	Hardware – The sale and support of physical technologies and devices used to access, interact with or develop Web3. This includes, but is not limited to, consumer-facing hardware, such as virtual reality headsets, mobile phones, and haptic gloves, as well as enterprise hardware such as those used to operate or create virtual or augmented reality-based environments, such as industrial cameras, projection and tracking systems, and scanning sensors. This category does not include compute-specific hardware, such as graphic processing unit chips and servers, or networking-specific hardware, such as fiber optic cabling or wireless chipsets.

•	Compute – The enablement and supply of computing power to support Web3, supporting such diverse and demanding functions as physics calculation, rendering, data reconciliation and synchronization, artificial intelligence, projection, motion capture and translation.

•	Networking – The provision of persistent, real-time connections, high bandwidth, and decentralized data transmission by backbone providers (i.e., companies that provide access to high-speed data transmission networks), the networks, exchange centers, and services that route amongst them, as well as those managing “last mile” (i.e., the function of connecting telecommunication services directly to end-users, both businesses and residential customers, usually in a dense area) data to consumers.

•	Metaverse – The development and operation of immersive digital and often three-dimensional simulations, environments and worlds wherein users and businesses can explore, create, socialize and participate in a wide variety of experiences (e.g., race a car, paint a painting, attend a class, listen to music), and engage in economic activity. These businesses are differentiated from traditional online experiences and multiplayer video games by the existence of a large ecosystem of developers and content creators which generate the majority of content on and/or collect the majority of revenues built on top of the underlying platform.

•	Interchange Standards – The tools, protocols, formats, services, and engines which serve as actual or de facto standards for interoperability, and enable the creation, operation and ongoing improvements to Web3. These standards support activities such as rendering, physics and artificial intelligence, as well as asset formats and their import/export from experience to experience, forward compatibility management and updating, tooling and authoring activities, and information management.

March 23, 2022

•	Payments – The support of digital payment processes, platforms, and operations, which includes companies that are fiat onramps to digital currencies (a form of digital currency exchange) and financial services.

•	Content, Assets and Identity Services – The design/creation, sale, re-sale, storage, secure protection and financial management of digital assets, such as virtual goods and currencies, as connected to user data and identity. This contains all business and services “built on top of” and/or which “service” the Metaverse, and which are not vertically integrated into a virtual platform by the platform owner, including content which is built specifically for the Metaverse, independent of virtual platforms.

•	Tokenized Services – The design/creation, sale, re-sale, storage, secure protection and financial management of digital assets, such as virtual goods and currencies, as connected to providing a decentralized, blockchain based alternative to traditional services. For example, if a company is designing a token that allows Artificial Intelligence calculations to be distributed by anyone who ‘mines’ the coin, and sells that computing power to the public, they are providing a tokenizing service. Or, if a company tries to create a blockchain based alternative to Twitter that is censorship resistant, that is a tokenized service.

~~Web3 companies are companies that the sub-adviser believes are focused on and expected to benefit from shifting the bases of technology infrastructure from a centralized self-hosted hardware infrastructure to a decentralized cloud infrastructure. The companies will use, help others use, or significantly be reliant upon Web3 technology, which is generally verifiable, trustless, self governing and distributed and may include metaverse companies. Metaverse companies are companies that the sub-adviser believes help bring the ‘metaverse’, a computerized virtual environment, to the masses. The ‘metaverse’ may play a large part in internet innovation, as it may allow users to own pieces of digital property through non-fungible tokens or digital tokens.~~

Principal Investment Strategies

Comment 2. With regard to the disclosure – “Web3 companies are companies that the sub-adviser believes are expected to focus on and benefit from the development of new products or services, technological improvements and innovative approaches related to innovation in the operation of the internet, which is referred to as the “Web3” internet and may include metaverse companies (“Web3 Companies”).” – please revise the disclosure to explain the components of this definition. Please use examples and consider providing a bolded list of criteria for Web3 companies.

Response. Please see the Registrant’s response to comment 1.

March 23, 2022

Comment 3. Regarding the disclosure – “… which is referred to as the “Web3” internet and may include metaverse companies (“Web3 Companies”).” – please clarify whether metaverse companies are included in the Fund’s definition of Web3 companies.

Response. The Registrant notes that metaverse companies are included in the definition of Web3 companies. The Registrant’s response to comment 1 clarifies that metaverse companies are included in the Fund’s definition.

Comment 4. Regarding the disclosure – “… technological improvements and innovative approaches related to innovation in the operation of the internet …”. – please clarify whether Web3 also includes decentralization of the internet along with internet innovation.

Response. The Registrant confirms that the Fund defines Web3 to include both internet innovation and decentralization.

Comment 5. If Web3 companies are “focused on and expected to benefit from shifting bases of technology infrastructure”, please revise the Fund’s definition of Web3 companies to include these criteria.

Response. Please see the Registrant’s response to Comment 1.

Comment 6. Please revise the following sentence for clarity – “Web3 companies are companies that the sub-adviser believes are focused on and expected to benefit from shifting the bases of technology infrastructure from a centralized self-hosted hardware infrastructure to a decentralized cloud infrastructure.”

Response. Please see our response to Comment 1.

Comment 7. Please provide a plain english explanation for centralized self-hosted hardware infrastructure.

Response. Please see our response to Comment 1.

Comment 8. Please provide a plain english explanation for decentralized cloud infrastructure.

Response. Please see our response to Comment 1.

Comment 9. Please consider moving the following disclosure immediately following the first instance of metaverse companies – “Metaverse companies are companies that the sub-adviser believes help bring the ‘metaverse’, a computerized virtual environment, to the masses. Metaverse companies may develop augmented reality or virtual reality technology in the form of hardware or software applications, gaming applications that involve digital worlds, or provide immersive social experiences that combine the digital and physical worlds.”

Response. Please see our response to Comment 1.

March 23, 2022

Comment 10. Please revise the disclosure to provide a plain english explanation for the following terms – “verifiable, trustless, self-governing and distributed”.

Response. Please see our response to Comment 1.

Comment 11. Regarding the disclosure – “The ‘metaverse’ may play a large part in internet innovation, as it may allow users to own pieces of digital property through non-fungible tokens or digital tokens.” – please clarify whether the metaverse companies are the same as Web3 companies.

Response. Please see our response to Comment 1.

Comment 12. Please clarify whether the Fund seeks exposure to non-fungible tokens or digital tokens.

Response. The Registrant notes that the Fund does not directly seek exposure to non-fungible or digital tokens. However, the Fund may invest in metaverse and Web3 companies that use non-fungible or digital tokens as a means to own digital property.

Comment 13. Please revise the existing disclosure to provide a plain english explanation of non-fungible or digital tokens.

Response. Please see our response to Comment 1.

Comment 14. Please revise the following disclosure for clarity- “companies capitalizing or enabling the further development of Web3 technologies”.

Response. Please see our response to Comment 1.

Comment 15. Regarding the disclosure – “The sub-adviser’s internal research and analysis leverages insights from diverse sources …” – please provide examples of the sub-adviser’s “diverse sources”.

Response. The Registrant has revised the existing disclosure (added text is underlined):

In selecting Web3 companies, the sub-adviser seeks to identify, using its own internal research and analysis, companies capitalizing or enabling the further development of Web3 technologies. The sub-adviser’s internal research and analysis leverages insights from diverse sources (information from corporate announcements and filings, patent filings, third-party industry assessments, third-party usage data and metrics, scientific and technology updates, executive presentations and consumer interviews), including internal and external research, to develop and refine its investment themes and identify and take advantage of trends that have ramifications for individual companies or entire industries.

March 23, 2022

Comment 16. Regarding the disclosure – “… refine its investment themes and identify and take advantage of trends that have ramifications for individual companies or entire industries.” – please specifically disclose the Fund’s investment and trends.

Response. The Registrant has revised the existing disclosure (added language is underlined):

The sub-adviser’s internal research and analysis leverages insights from diverse sources (information from corporate announcements and filings, patent filings, third-party industry assessments, third-party usage data and metrics, scientific and technology updates, executive presentations and consumer interviews), including internal and external research, to develop and refine its investment themes and identify and take advantage of trends (a shift toward shopping in Augmented Reality instead of at malls or a shift toward business meetings in Virtual Reality instead of in person) that have ramifications for individual companies or entire industries.

Comment 17. Regarding the disclosure – “… that have ramifications for individual companies or entire industries.” – please explain what ramifications means within the context for individual companies.

Response. The Registrant declines to revise the existing disclosure.

Comment 18. Please supplementally disclose to the Staff whether the Fund will invest in any private investment vehicles other than the Grayscale Bitcoin Trust.

Response. The Registrant confirms that the Fund will not invest in any private investment vehicles.

Comment 19. Regarding the following disclosure – “The Fund may, however, have indirect exposure to cryptocurrencies by virtue of its investments in operating companies that use one or more cryptocurrencies as part of their business activities or that hold cryptocurrencies.” – please supplementally provide a list of such companies that the Fund will invest in.

Response. The Registrant has provided the requested list below:

•	Hive Blockchain ($HIVE)
•	Block ($SQ)
•	Liquid Avatar Technologies ($LQAVF)
•	WonderFi ($WONDF)
•	Tokens.com ($SMURF)
•	Graph Blockchain ($REGRF)

March 23, 2022

Comment 20. Regarding the disclosure – “Because the Fund will not invest directly in any cryptocurrency, it will not track price movements of any cryptocurrency.” - Please revise the disclosure to clarify that the Fund will not invest in any digital token.

Response. The Registrant has revised the disclosure (added text is underlined):

Because the Fund will not invest directly in any cryptocurrency or digital token, it will not track price movements of any cryptocurrency or digital token.

Comment 21. Please reconcile the disclosure – “Up to twenty percent of the Fund’s net assets will be subject to the Fund’s option overlay.” – with the disclosure stating that the Fund will primarily invest all of the Fund’s assets in equity securities.

Response. The Registrant notes that it has adopted an investment policy whereby it will invest at least 80% of its net assets (including any borrowings for investment purposes) in Web3 Companies. The Registrant believes that by adopting the policy, it has eliminated any contradictory disclosure.

Principal Investment Risks

Comment 22. Please clarify whether the Next Generation Internet Companies Risk corresponds to Web3 Companies and if so, please consider using consistent terminology.

Response. The Registrant has replaced the existing disclosure with the following:

Technology Sector Risk. The technology sector includes companies engaged in internet software and services, technology hardware and storage peripherals, electronic equipment instruments and components, and semiconductors and semiconductor equipment. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face rapid product obsolescence due to technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Failure to introduce new products, develop and maintain a loyal customer base, or achieve general market acceptance for their products could have a material adverse effect on a company’s business. Companies in the information technology sector are heavily dependent on intellectual property and the loss of patent, copyright and trademark protections may adversely affect the profitability of these companies.

Semiconductor Company Risk. Competitive pressures may have a significant effect on the financial condition of semiconductor companies and, as product cycles shorten and manufacturing capacity increases, these companies may become increasingly subject to aggressive pricing, which hampers profitability. Reduced demand for end-user products, underutilization of manufacturing capacity, and other factors could adversely impact the operating results of companies in the semiconductor sector. Semiconductor companies typically face high capital costs and may be heavily dependent on intellectual property rights. The semiconductor sector is highly cyclical, which may cause the operating results of many semiconductor companies to vary significantly. The stock prices of companies in the semiconductor sector have been and likely will continue to be extremely volatile.

March 23, 2022

Software Industry Risk. The software industry can be significantly affected by intense competition, aggressive pricing, technological innovations, and product obsolescence. Companies in the software industry are subject to significant competitive pressures, such as aggressive pricing, new market entrants, competition for market share, short product cycles due to an accelerated rate of technological developments and the potential for limited earnings and/or falling profit margins. These companies also face the risks that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. These factors can affect the profitability of these companies and, as a result, the value of their securities. Also, patent protection is integral to the success of many companies in this industry, and profitability can be affected materially by, among other things, the cost of obtaining (or failing to obtain) patent approvals, the cost of litigating patent infringement and the loss of patent protection for products (which significantly increases pricing pressures and can materially reduce profitability with respect to such products). In addition, many software companies have limited operating histories. Prices of these companies’ securities historically have been more volatile than other securities, especially over the short term.

Comment 23. Please provide plain english explanations for each of the following terms – “innovative payment methodologies, big data, the “internet of things,” machine learning, and social distribution.”

Response. Please see our response to comment 22.

Comment 24. Regarding the disclosure – “These companies may also include ones that develop, use or rely on innovative payment methodologies, big data, the “internet of things,” machine learning, and social distribution and media.” – please explain the nexus of media companies and Web3 Companies.

Response. The Registrant notes that media companies may choose to use their platforms to help companies sell their products in Augmented Reality. For example, the social media company Snap Inc has a partnership with the makeup company L’Oréal so that users could ‘try out’ makeup virtually before buying. Media companies may also buy real estate in the metaverse, to help advertise products in a digitally immersive way. Social media companies like Twitter use Non-Fungible Tokens (NFTs), a decentralized blockchain technology, to help users identify who is real and who may be an automated bot.

March 23, 2022

Comment 25. Regarding the Fund’s Blockchain Risk disclosure, please revise the Fund’s principal investment strategy to include disclosure regarding the Fund’s investments in blockchain technologies or blockchain or remove the risk disclosure.

Response. The Registrant has deleted its Blockchain Risk disclosure.

Comment 26(a). Regarding the Fund’s Blockchain Investments Risk – Theft, loss or destruction risk disclosure – please clarify why this risk is applicable to the Fund’s investment strategy.

Response. Please see our response to Comment 25.

Comment 26(b). Regarding the Fund’s Blockchain Investments Risk – Cyber security incidents risk disclosure – please clarify why the following disclosure is applicable to the Fund – “In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.”

Response. Please see our response to Comment 25.

Comment 26(c). Regarding the Fund’s Blockchain Investments Risk – Third party product defects or vulnerabilities risk disclosure – please explain why this risk factor is relevant to the Fund’s investment strategy.

Response. Please see our response to Comment 25.

Comment 26(d). Regarding the Fund’s Blockchain Investments Risk – Reliance on the Internet risk disclosure – please explain why this risk factor is relevant to the Fund’s investment strategy.

Response. Please see our response to Comment 25.

Comment 27. Please consider removing the Fund’s Cryptocurrency Risk disclosure because the Fund already has risk disclosure pertaining to the Fund’s investments in Bitcoin.

Response. The Registrant has deleted the Fund’s cryptocurrency risk disclosure.

Comment 28. Regarding the Fund’s Derivatives Risk disclosure, please confirm whether the Fund will only utilize options rather than other types of derivative instruments.

Response. The Registrant confirms that it will only use options.

March 23, 2022

Comment 29. Regarding the Fund’s Derivatives Risk disclosure - per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response. The Registrant confirms that all derivative disclosures contained in the registration statement pertaining to the Fund are specifically tailored to the Fund’s investment practices.

Comment 30. The Staff notes that the Fund’s Foreign Securities risk includes investments in ADRs. Please provide separate risk disclosure pertaining to the Fund’s investments in ADRs.

Response. The Registrant has added the following risk disclosure:

ADR Risk. ADRs may be subject to some of the same risks as direct investment in foreign companies, which includes international trade, currency, political, regulatory and diplomatic risks.  In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary’s transaction fees.  Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holders.  Because unsponsored ADR arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored ADRs and voting rights with respect to the deposited securities are not passed through.

Comment 31. Regarding the following disclosure in the Fund’s Foreign Securities Risk disclosure, “In addition, securities of foreign issuers may lose value due to political, economic and geographic events affecting a foreign issuer or market.” – please disclose that where all or a portion of the Fund’s securities trade in markets that are closed and the Exchange is open, the value of those holdings may change from the closing price during the Fund’s trading day. Please note that this in turn could lead to differences in market price of Fund shares and the underlying value of those shares

Response. The Registrant has added the following risk disclosure:

Market Price Variance Risk: When all or a portion of the Fund’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

Comment 32. Please add emerging market risk disclosure if the Fund will invest in emerging markets. Please also add appropriate risk disclosure if the Fund intends to concentrate its investment in any one emerging market i.e., China risk.

Response. The Registrant has added the following risk disclosures to its item 4 and item 9 disclosures, respectively:

Emerging Markets Risk. Investing in emerging markets involves not only the risks described below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries. The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

March 23, 2022

Emerging Markets Risk. The Fund may invest in countries with newly organized or less developed securities markets. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Investments in emerging markets countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the Fund's value or prevent the Fund from being able to meet cash obligations or take advantage of other investment opportunities.

Comment 33. Please consider deleting the Fund’s Grayscale Bitcoin Trust Risk as it appears to be duplicative of the Fund’s Bitcoin Risk disclosure.

Response. The Registrant has deleted its Grayscale Bitcoin Trust Risk disclosure.

Comment 34. Regarding the Fund’s Industry Concentration Risk disclosure, please provide corresponding disclosure in the Fund’s Principal Investment Strategies section.

Response. The Registrant has revised its Principal Investment Strategies disclosure (added text is underlined):

The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended, which means that the Fund may invest a high percentage of its assets in a fewer number of issuers. The Fund concentrates its investments in a particular industry or group of industries.

Comment 35. Please consider deleting the Fund’s Options Risk disclosure as it is duplicative of the Fund’s existing Derivatives Risk disclosure.

Response. The Registrant has deleted the Options Risk disclosure.

March 23, 2022

Comment 36. Regarding the Fund’s Valuation Risk disclosure, please disclose whether the Fund will invest in illiquid investments and if so, please add corresponding disclosure to the Fund’s investment strategy.

Response. The Registrant notes that it will not invest in illiquid investments and that the Valuation Risk disclosure is tailored to the Fund’s investments in the Grayscale Bitcoin Trust.

Additional Information About Principal Investment Strategies and Related Risks -Principal Investment Risks

Comment 37. Please consider deleting the Fund’s Grayscale Bitcoin Trust Risk as it appears to be duplicative of the Fund’s Bitcoin Risk disclosure.

Response. The Registrant has deleted its Grayscale Bitcoin Trust Risk disclosure.

Comment 38. Please clarify whether the Next Generation Internet Companies Risk corresponds to Web3 Companies and if so, please consider using consistent terminology.

Response. Please see the Registrant’s response to Comment 22.

Investment Restrictions

Comment 39. Regarding the Fund’s industry concentration policy, please revise the existing disclosure to state that if the Fund invests in unaffiliated underlying investment companies, the Fund will look through to each investment companies’ individual holdings for purposes of determining compliance with its own concentration policy.

Response. The Registrant has revised its disclosure (added text is underlined):

For purposes of determining industry concentration, if the Fund invests in unaffiliated underlying investment companies, the Fund will consider the concentration of the underlying investment companies individual securities for purposes of determining compliance with its own concentration policy.

If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger